SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2011
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2011, incorporated by reference herein:

Exhibit

99.1   Release dated February 10, 2011, entitled “DRDGOLD TO DEVELOP SEPARATE
         INVESTMENT OPPORTUNITIES FOR ITS SURFACE AND UNDERGROUND
         OPERATIONS”.

99.2   Release dated February 10, 2011, entitled” INTERIM REPORT TO SHAREHOLDERS
         FOR THE QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2010”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: February 14, 2011
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD”)

DRDGOLD to develop separate investment opportunities for its surface and underground operations

Further to the announcement published on SENS on 14 January 2011 regarding DRDGOLD’s change in its group structure in order to better distinguish between its surface retreatment and underground operations, the board of directors of DRDGOLD (“the Board”) has concluded that because of the fundamental differences between its surface and underground operations, the company can maximize shareholder value through the development of separate investment opportunities. The Board has therefore resolved to appoint a corporate advisor to assist in taking the process forward.

Roodepoort
10 February 2011

Sponsor
One Capital

Report to shareholders for the quarter and six months
ended 31 December 2010
KEY FEATURES FOR THE QUARTER
Gold production up 6%
Cash operating unit costs down 11%
Operating profit up 118% to R151.5 million
Cash operating margin from surface operations increases to 37%
Headline earnings improve to R33.6 million from a previous quarter ‘s loss of R3 million
EBITDA up 214% to R111.5 million
GROUP RESULTS
Review of operations
Quarter
Quarter
%
Quarter
6 months to
6 months to
%
6 months to
Group
Dec 2010
Sep 2010
Change
Dec 2009
31 Dec 2010
30 Jun 2010
Change
31 Dec 2009
Gold production
oz
69 446
65 267
6
59 866
134 713
124 036
9
117 158
kg
2 160
2 030
6
1 862
4 190
3 858
9
3 644
Gold production sold
oz
69 446
69 607
–
59 866
139 053
119 697
16
119 730
kg
2 160
2 165
–
1 862
4 325
3 723
16
3 724
Cash operating costs
US$ per oz
1 030
1 084
(5)
925
1 056
958                 10
946
ZAR per kg
229 560
256 498
(11)
223 653
242 611
232 794
4
233 448
Gold price received
US$ per oz
1 358
1 218
11
1 106
1 288
1 157
11
1 028
ZAR per kg
303 495
288 054
5
268 302
295 766
280 888
5
253 700
Capital expenditure
US$ million
11.1
8.1                 37                4.2
19.2
13.1                 47
12.4
ZAR million
77.6
59.4                 31
30.9
137.0
98.8                 39
95.1
STOCK
Issued capital
384 884 379 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed:
408 044 827
Stock traded
JSE
NASDAQ*
Average volume for the quarter per day ('000)
505
1 028
% of issued stock traded (annualised)
34
70
Price
• High
R3.82
$0.565
• Low
R3.04
$0.460
• Close
R3.40
$0.487
* This data represents per share data and not ADS data - one ADS reflects ten ordinary shares
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06 • JSE share code: DRD
ISIN: ZAE 000058723 • Issuer code: DUSM • NASDAQ trading symbol: DROOY • (“DRDGOLD” or the “Group”)

Overview
Dear shareholder
Safety, health and environment
Blyvooruitzicht Gold Mining Company ("Blyvoor") managed another quarter without serious injuries or fatalities related to the fall of ground or seismicity. Sadly though, in December, proto team captain Mr Hugh du Plooy succumbed to suspected heat stroke during a reconnaissance exercise and passed away in hospital a day later.
There were no fatalities or serious injuries at Crown Gold Recoveries (Pty) Limited ("Crown") (including Ergo) during the quarter.
On the occupational health front, the dust-suppressing fogger installed underground at Blyvoor has proved to be a tremendous success;
consequently, a second fogger has been installed and a third is being designed currently.
During the quarter Group operations spent some R16.4 million on environmental management and rehabilitation.
Production
Total gold production increased by 6% to 69 446oz, reflecting continued improvement at Blyvoor’s underground operation and steady performance at both the Crown and Ergo surface retreatment operations. Some 65% of total gold production was from surface retreatment.
Total gold production sold was virtually unchanged at 69 446oz.
Financial
Revenue for the quarter was 5% higher at R655.6 million due to higher gold production and a 5% improvement in the average Rand gold price received to R303 495/kg. After accounting for total cash operating costs – 5% lower at R495.8 million due to no higher winter tariff applied by power utility Eskom during the quarter’s summer months – operating profit was 118% higher at R151.5 million.
After accounting for an increase in the deferred tax provision of R34.3 million, a net profit of R41.7 million was recorded, compared with a net loss of R8.3 million in the previous quarter.
Corporate activity
Subsequent to the end of the quarter under review, the DRDGOLD Group announced a change in its structure, in order to better distinguish between its surface retreatment and underground operations. The intention is to develop two separate brands – Ergo (surface retreatment) and DRDGOLD (underground) – and ultimately to create two separate investment opportunities.
Forward-looking statements
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2010, which we filed with the United States Securities and Exchange Commission on 29 October 2010 on
Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report have not been reviewed and reported on by DRDGOLD's auditors.

Detailed operational review
Blyvoor
Total gold production rose by 8% to 32 601oz, reflecting a 1% increase in underground gold production to 24 563oz and a 32% increase in surface gold production to 8 038oz.
Higher underground production resulted from a 6% increase in underground yield to 4.13g/t, a consequence of continuing grade improvement at No 5 Shaft. Total underground throughput was 4% lower at 185 000t due to two hoisting incidents at No 5 Shaft which resulted in the loss of 10 shifts.
Comparison of certain key parameters show the extent of recovery in the mine’s underground operations since the major damage caused by seismicity during the last quarter of the 2009 financial year:
in December 2010 total face length mined was 2 167m compared with 1 930m in December 2009 – a 12% improvement;
in December 2010 recovered grade was 4.66g/t compared with 3.81g/t in December 2009 – a 22% improvement;
per capita output per in-stope employee for the December 2010 quarter was 17.6m compared with 13.2m for the December
2009 quarter – a 33% improvement;
for calendar 2010, total underground gold production was 91 212oz compared with 78 674 oz for calendar 2009 – a 16% improvement.
Higher gold production from surface sources in the quarter under review reflected the impact of surface clean-up carried out in the course of the mine’s rehabilitation programme. While slimes throughput was lower due to heavy summer rainfall hampering reclamation operations, the higher grade clean-up material, totalling 23 000t, helped to lift total surface throughput by about 1% to 763 000t and the average surface yield by 32% to 0.33g/t.
Total cash operating costs were 11% lower at R255 208/kg, due to higher gold production and relief from Eskom’s higher winter power tariff. Underground cash operating costs were 7% lower at R300 914/kg and surface cash operating costs 17% lower at R115 532/kg.
Operating profit increased from R3.4 million in the previous quarter to R42.2 million, reflecting increased gold production, a higher Rand gold price received and lower cash operating costs.
Capital expenditure was 13% higher at R21.6 million, and was directed mainly towards on-going underground development.
Crown
Gold production increased by 5% to 25 239oz. This was due to a 10% improvement in yield to 0.46g/t, reflecting higher grade reclamation from the Cason Dump. Heavy summer rainfall impeded reclamation operations overall, and consequently throughput was
3% lower at 1 716 000t.
Cash operating costs were 9% lower at R208 694/kg due to higher gold production and a quarter free of Eskom’s higher winter power tariff.
A 59% increase in operating profit to R74.6 million resulted from higher gold production, a higher average Rand gold price received and lower cash operating costs.
Capital expenditure was 43% higher at R42.4 million reflecting continuing progress with the installation of the Crown/Ergo pipeline.
By the end of the quarter under review, delivery of all piping required for the project had been completed; some 7 000m of un-lined piping, from Ergo’s Brakpan plant westward towards Crown, had been laid; and preparations for the retro-fitting of the high-durability plastic lining for this section were well advanced.
Crown expects to conclude reclamation of the Top Star dump in central Johannesburg during the fourth quarter of the financial year, after which its focus will shift to the 3A2 sand dump to the west of Johannesburg. This dump contains some 11.2Mt of material with an average grade of 0.504g/t. Its reclamation, over a period of about four years, is expected to yield approximately 98 700oz.
DRDGOLD LIMITED Shareholder Report 2010

Ergo
Gold production increased by 5% to 11 606oz, a 20% increase in yield to 0.12g/t off-setting a 6% decline in throughput to 3 077 000t.
Higher yield resulted from a temporary suspension of reclamation from the lower-grade L29 dump in order to smooth reclamation ramp-up from the Elsburg Tailings Complex. Lower throughput resulted from the negative impact of high summer rainfall on reclamation operations.
Cash operating unit costs were 11% lower due to higher gold production and no Eskom power winter tariff during the quarter.
Cash operating profit was 82% higher at R34.7 million, reflecting higher gold production, a higher Rand gold price received and lower cash operating costs.
Capital expenditure, 6% higher at R9.1 million, was directed mainly towards on-going rehabilitation work at the Brakpan tailings deposition site and the restoration of the second carbon-in-leach (“CIL”) circuit at the Brakpan plant, which will increase the plant’s treatment capacity to 1.8Mtpm.
Exploration
Zimbabwe
In Zimbabwe, of the five holes drilled at Leny, assaying indicates that four are mineralised. A significant result – 20g/t over 1m – was obtained from one of these. Further analysis of results from the adjacent holes is under way to determine if there is a trend, and to inform a decision regarding further core drilling.
Trenching has exposed quartz veins that have been assayed at 25-33g/t. The veins are being opened up to determine their extent and mining potential. To treat the quartz material, we are investigating the addition of a milling stage and CIL circuit to the scrubber plant, which was successfully commissioned during the quarter to treat gold-bearing rubble.
At Ascot, 15km north-east of Leny, an additional 27 exploration blocks have been acquired bringing the total to 31, covering more than
300ha. At Beatrice, 30km east of Leny, 22 claims covering more than 200ha have been secured. Magnetic and induced polarization surveys over both areas have been scheduled.
Looking ahead
Barring any unforeseen circumstances, we expect the third quarter’s operating and financial results to be in line with those of the quarter under review.
Niël Pretorius
Chief Executive Officer
10 February 2011

Condensed consolidated statement
of comprehensive income
Quarter
Quarter
Quarter
6 months to
6 months to
6 months to
Dec 2010 Sep 2010
Dec 2009      31 Dec 2010
30 Jun 2010      31 Dec 2009
Rm Rm Rm Rm Rm Rm
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Gold and silver revenue 655.6 623.6 499.6 1 279.2 1 045.7 944.8
Net operating costs (504.1)
(554.2)              (412.2)
(1 058.3)
(857.3)               (861.6)
Cash operating costs (495.8)
(520.7)              (416.5)
(1 016.5)
(898.1)               (850.7)
Movement in gold in process (8.3)
(33.5)                   4.3
(41.8)
40.8                  (10.9)
Operating profit 151.5
69.4                  87.4
220.9
188.4                     83.2
Depreciation (35.7)
(27.6)                (45.2)                  (63.3)
(102.9)                  (87.9)
Movement in provision for environmental rehabilitation (4.7)
(4.8)                     0.1
(9.5) 96.3 (8.3)
Retrenchment costs – (0.4) (18.1) (0.4)
(0.8)                 (19.3)
Gross profit/(loss) from operating activities 111.1
36.6                    24.2
147.7
181.0                 (32.3)
Impairments –
–                        –                         –
(6.2)                        –
Administration expenses and general costs (31.4)
(32.5)                (24.2)                  (63.9)
(46.1)                 (70.5)
Share-based payments (1.2)
(0.6)                 (1.6)                    (1.8)
(1.8)                  (2.3)
Net (loss)/gain on financial liabilities measured at amortised cost (1.9)
(12.6)                       –
(14.5)
6.2                         –
(Loss)/profit on disposal of assets (2.7) 4.4 0.5 1.7
12.0                       1.7
Profit on disposal of subsidiaries and joint venture –
–                         –                         –
158.2                          –
Finance income 10.9
5.3                      6.1
16.2
12.9                     14.5
Finance expenses (6.7)
(3.6)                 (4.9)
(10.3)
(7.7)                  (8.0)
Profit/(loss) before taxation 78.1
(3.0)                    0.1                     75.1
308.5                  (96.9)
Income tax (2.1)
(3.6)                 (7.7)                    (5.7)
4.2                 (14.5)
Deferred tax (34.3)
(1.7)                  14.0                  (36.0)
(52.5)                   54.5
Net profit/(loss) for the period 41.7
(8.3)                    6.4                     33.4
260.2                  (56.9)
Attributable to:
Equity owners of the parent 31.6
0.3                      5.4
31.9 250.8 (43.0)
Non-controlling interest 10.1 (8.6) 1.0 1.5 9.4 (13.9)
41.7
(8.3)                     6.4                    33.4
260.2                   (56.9)
Other comprehensive income
Foreign exchange translation
–
–                      0.1                          –
(156.8)                      0.3
Mark-to-market of available-for-sale investments –
–                         –                          –
5.2 –
Total comprehensive income/(loss) for the period 41.7
(8.3)                    6.5                     33.4
108.6                    (56.6)
Attributable to:
Equity owners of the parent 31.6
0.3                       5.5
31.9
97.9                   (42.7)
Non-controlling interest 10.1
(8.6)                     1.0
1.5 10.7 (13.9)
41.7 (8.3) 6.5 33.4
108.6                   (56.6)
Reconciliation of headline earnings/(loss)
Net profit/(loss)
31.6
0.3                       5.4
31.9
250.8                   (43.0)
Adjusted for:
– Impairments –
–                         –                         –
6.2                         –
– Loss/(profit) on disposal of assets 2.7 (4.4) (0.5) (1.7) (12.0) (1.7)
– Profit on disposal of subsidiaries and joint venture –
–                         –                         –
(158.2)                        –
– Non-controlling interest in headline earnings adjustment (0.7)
1.1                      0.5                      0.4
6.3                       0.5
Headline earnings/(loss) 33.6 (3.0) 5.4 30.6 93.1 (44.2)
Headline earnings/(loss) per share-cents 8.7
(0.8)                    1.4                      8.0
24.4                   (11.7)
Basic earnings/(loss) per share-cents 8.2
0.1                      1.4                      8.3
65.8                   (11.3)
Diluted headline earnings/(loss) per share-cents 8.7
(0.8)                    1.4                      8.0
24.4 (11.7)
Diluted basic earnings/(loss) per share-cents 8.2 0.1 1.4 8.3
65.8                    (11.3)
Calculated on the weighted average ordinary shares issued of :
   384 884 379         384 884 379      380 448 068      384 884 379       381 380 977          379 234 390
Adjusted headline earnings/(loss) per share-cents * 9.2
2.5                      1.4
11.7
22.8                   (11.7)
(Adjusted for the net gain/(loss) on financial liabilities
measured at amortised cost)
* From time to time DRDGOLD may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentation release, earnings conference calls and otherwise.
The condensed consolidated financial statements below have been prepared in accordance with International Financial Reporting Standards
(“IFRS”), AC500 Standards as issued by the Accounting Practices Board, Schedule 4 of the Companies Act and the requirements of IAS 34, which is consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2010.
The financial information contained in this report has not been audited or reviewed by the compny’s external auditors unless otherwise stated.
DRDGOLD LIMITED Shareholder Report 2010

Condensed consolidated statement of financial position
As at As at As at As at
31 Dec 2010
30 Sep 2010
30 Jun 2010
31 Dec 2009
Rm
Rm
Rm
Rm
Unaudited
Unaudited
Audited
Unaudited
Assets
Property, plant and equipment
1 939.0
1 896.0
1 863.2
1 744.7
Non-current Investments and other assets
24.8
24.8               48.1              43.0
Environmental rehabilitation trust funds
131.1
129.3              126.1            138.2
Deferred tax asset
118.0
137.6              140.7            200.5
Current assets
446.4
396.2              402.1            401.9
Inventories
101.2
126.7              132.6             98.4
Trade and other receivables
96.5
107.9
 66.3            125.7
Cash and cash equivalents
233.7
146.6              188.2           162.8
Assets classified as held for sale
15.0
15.0               15.0             15.0
Total assets
2 659.3
2 583.9
2 580.2
2 528.3
Equity and Liabilities
Equity
1 665.5
1 622.6
1 649.9
1 525.9
Equity of the owners of the parent
1 564.7
1 531.9
1 550.6
1 437.3
Non-controlling interest
100.8
90.7
99.3              88.6
Loans and borrowings
71.9
39.8              59.0
65.1
Post-retirement and other employee benefits
13.8
13.6              13.4               46.3
Provision for environmental rehabilitation
438.4
429.5
420.6
426.5
Deferred tax liability
181.4
166.7             168.1            175.5
Current liabilities
288.3
311.7
269.2             289.0
Trade and other payables
209.8
311.7             269.2            289.0
Loans and borrowings
78.5
–
–
–
Total equity and liabilities
2 659.3
2 583.9
2 580.2
2 528.3
Condensed consolidated statement
of changes in equity
Quarter Quarter Quarter 6 months to 6 months to 6 months to
Dec 2010
Sep 2010
Dec 2009
31 Dec 2010
30 Jun 2010
31 Dec 2009
Rm
Rm
Rm
Rm
Rm
Rm
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Balance at the beginning of the period
1 622.6
1 649.9
1 502.5
1 649.9
1 525.9
1 584.0
Share capital issued
–
(0.4)
15.3
(0.4)
13.6               15.2
– for acquisition finance and cash
–
–               15.5
–
14.3               15.5
– for share options exercised
–
–                 0.5
–
0.2
0.9
– for costs
–
(0.4)
(0.7)
(0.4)
(0.9)
(1.2)
Increase in share-based payment reserve
1.2
0.6                 1.6               1.8
1.8                 2.3
Net profit/(loss) attributable to equity owners of the parent
31.6
0.3                 5.4
31.9
250.8             (43.0)
Net profit/(loss) attributable to non-controlling interest
10.1
(8.6)                1.0               1.5
9.4             (13.9)
Dividends paid on ordinary share capital
–
(19.2)                  –
(19.2)
–
(19.0)
Other comprehensive income
–
–
0.1
–
(151.6)
0.3
Balance as at the end of the period
1 665.5
1 622.6
1 525.9
1 665.5
1 649.9
1 525.9
Condensed consolidated statement
of cash flows
Quarter Quarter Quarter 6 months to 6 months to 6 months to
Dec 2010
Sep 2010
Dec 2009
31 Dec 2010
30 Jun 2010
31 Dec 2009
Rm
Rm
Rm
Rm
Rm
Rm
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Net cash in/(out)flow from operations
78.6
21.9               (7.2)
100.5
162.4           (108.8)
Net cash outflow from investing activities
(80.3)
(55.0)             (30.9)
(135.3)
(131.3)            (95.1)
Net cash in/(out)inflow from financing activities
88.8
(8.5)
(33.0)
80.3
(5.1)             12.9
Increase/(decrease) in cash and cash equivalents
87.1
(41.6)
(71.1)
45.5
26.0           (191.0)
Translation adjustment
–
–                (0.4)                 –
(0.6)
0.2
Opening cash and cash equivalents
146.6
188.2
234.3
188.2
162.8             353.6
Closing cash and cash equivalents
233.7
146.6
162.8
233.7
188.2
162.8
Reconciliation of net cash in/(out)flow from operations
Profit/(loss) before taxation
78.1
(3.0)               0.1              75.1
308.5
(96.9)
Adjusted for:
Movement in gold in process
8.3
33.5
(4.3)
41.8
(40.8)              10.9
Depreciation and impairment
35.7
27.6
45.2
63.3
109.1               87.9
Movement in provision for environmental rehabilitation
4.7
4.8
(0.1)
9.5
(96.3)                8.3
Share-based payments
1.2
0.6                 1.6               1.8
1.8                 2.3
Loss/(profit) on financial liabilities measured at
amortised cost
1.9
12.6                   –
14.5
(6.2)                  –
Loss/(profit) on disposal of assets
2.7
(4.4)
(0.5)
(1.7)
(12.0)
(1.7)
Profit on disposal of subsidiaries and joint venture
–
–                   –                   –
(158.2)
–
Finance expense and unwinding of provisions
3.0
3.0
3.1
6.0
5.2
5.6
Growth in environmental trust funds
(1.9)
(2.0)
(2.3)
(3.9)
(4.8)
(4.7)
Other non-cash items
0.3
(1.4)
0.5
(1.1)
(30.8)                5.5
Taxation paid
(5.8)
–
(12.1)
(5.8)
(0.5)            (12.1)
Working capital changes
(49.6)
(49.4)
(38.4)
(99.0)
87.4           (113.9)
Net cash in/(out)flow from operations
78.6
21.9               (7.2)
100.5
162.4
(108.8)

Key operating and financial results (unaudited)
Total
Metric
Blyvoor
Crown
Ergo
Operations
Ore milled (t'000)
Underground
Dec 2010 Qtr
185
–
–
185
Sep 2010 Qtr
193
–
–
193
Dec
2010
Ytd
378                     –                     –
378
Surface
Dec 2010 Qtr
763
1 716
3 077
5 556
Sep 2010 Qtr
759
1 774
3 285
5 818
Dec 2010 Ytd
1 522
3 490
6 362
11 374
Total
Dec 2010 Qtr
948
1 716
3 077
5 741
Sep 2010 Qtr
952
1 774
3 285
6 011
Dec 2010 Ytd
1 900
3 490
6 362
11 752
Yield (g/t)
Underground
Dec 2010 Qtr
4.13
–
–
4.13
Sep 2010 Qtr
3.90
–
–
3.90
Dec
2010
Ytd
4.01                     –                     –
4.01
Surface
Dec 2010 Qtr
0.33
0.46
0.12
0.25
Sep 2010 Qtr
0.25
0.42
0.10
0.22
Dec
2010
Ytd                0.29                 0.44                 0.11
0.24
Total
Dec 2010 Qtr
1.07
0.46
0.12
0.38
Sep
2010
Qtr                 0.99                 0.42                0.10                 0.34
Dec
2010
Ytd                1.03                 0.44                0.11                 0.36
Gold produced (kg)
Underground
Dec 2010 Qtr
764
–
–
764
Sep 2010 Qtr
753
–
–
753
Dec 2010 Ytd
1 517
–
–
1 517
Surface
Dec 2010 Qtr
250
785
361
1 396
Sep 2010 Qtr
189
745
343
1 277
Dec 2010 Ytd
439
1 530
704
2 673
Total
Dec 2010 Qtr
1 014
785
361
2 160
Sep 2010 Qtr
942
745
343
2 030
Dec 2010 Ytd
1 956
1 530
704
4 190
Cash operating costs (ZAR per kg)
Underground
Dec 2010 Qtr
300 914
–
–
300 914
Sep 2010 Qtr
324 898
–
–
324 898
Dec 2010 Ytd
312 819
–
–
312 819
Surface
Dec 2010 Qtr
115 532
208 694
202 892
190 510
Sep 2010 Qtr
139 339
229 740
229 015
216 165
Dec 2010 Ytd
125 781
218 942
215 619
202 767
Total
Dec 2010 Qtr
255 208
208 694
202 892
229 560
Sep 2010 Qtr
287 668
229 740
229 015
256 498
Dec 2010 Ytd
270 840
218 942
215 619
242 611
Cash operating costs (ZAR per tonne)
Underground
Dec 2010 Qtr
1 243
–
–
1 243
Sep 2010 Qtr
1 268
–
–
1 268
Dec 2010 Ytd
1 255
–
–
1 255
Surface
Dec
2010
Qtr                   38                   95                   24                   48
Sep
2010
Qtr                    35                   96                   24                   47
Dec
2010
Ytd                   36                   96                   24                   48
Total
Dec 2010 Qtr
273
95
24
86
Sep
2010
Qtr
285                    96                   24                   87
Dec
2010
Ytd
279                    96                   24                   87
Gold and Silver revenue (ZAR million)
Dec 2010 Qtr
307.4
238.4
109.8
655.6
Sep 2010 Qtr
297.0
218.1
108.5
623.6
Dec
2010
Ytd               604.4               456.5               218.3
1
279.2
Operating profit (ZAR million)
Dec 2010 Qtr
42.2
74.6
34.7
151.5
Sep
2010
Qtr                  3.4                 46.9                 19.1                 69.4
Dec
2010
Ytd                45.6               121.5                 53.8               220.9
Capital expenditure (ZAR million)
Dec 2010 Qtr
21.6
42.4
9.1
73.1
Sep 2010 Qtr
19.1
29.6
8.6
57.3
Dec
2010
Ytd                 40.7                72.0                 17.7
130.4
DRDGOLD LIMITED Shareholder Report 2010

For further information, contact Niël Pretorius at:
Tel: +27 (0)11 470 2600 Fax: +27 (0)11 470 2618
Web: www.drdgold.com
Quadrum Office Park • Building 1
50 Constantia Boulevard • Constantia Kloof Ext 28
South Africa
PO Box 390 • Maraisburg 1700 • South Africa
Executives:
DJ Pretorius (Chief Executive Officer)
CC Barnes (Chief Financial Officer)
Non-executive:
J Turk**
Independent non-executives:
GC Campbell* (Non-Executive Chairman)
RP Hume; EA Jeneker
Company secretary:
TJ Gwebu
Russell and Associates 4257/11
Key operating and financial results (unaudited) (continued)
Total
Imperial
Blyvoor
Crown
Ergo
Operations
Gold produced (oz)
Underground
Dec 2010 Qtr
24 563
–
–
24 563
Sep 2010 Qtr
24 210
–
–
24 210
Dec 2010 Ytd
48 773
–
–
48 773
Surface
Dec 2010 Qtr
8 038
25 239
11 606
44 883
Sep 2010 Qtr
6 077
23 952
11 028
41 057
Dec 2010 Ytd
14 115
49 191
22 634
85 940
Total
Dec 2010 Qtr
32 601
25 239
11 606
69 446
Sep 2010 Qtr
30 287
23 952
11 028
65 267
Dec 2010 Ytd
62 888
49 191
22 634
134 713
Cash operating costs (US$ per oz)
Underground
Dec 2010 Qtr
1 351
–
–
1 351
Sep 2010 Qtr
1 373
–
–
1 373
Dec 2010 Ytd
1 362
–
–
1 362
Surface
Dec
2010
Qtr                 516                 937                  911                  855
Sep
2010
Qtr                  589                 972                  968                  914
Dec
2010
Ytd
548
954                  939                 883
Total
Dec 2010 Qtr
1 145
937
911
1 030
Sep 2010 Qtr
1 216
972
968
1 084
Dec 2010 Ytd
1 179
954
939
1 056
Gold and silver revenue (US$ million)
Dec
2010
Qtr                44.2                34.4                 15.8                94.4
Sep
2010
Qtr                 40.4                 29.7                14.8                 84.9
Dec
2010
Ytd                84.6                 64.1                30.6
179.3
Operating profit (US$ million)
Dec 2010 Qtr
5.9
10.7
4.9
21.5
Sep
2010
Qtr                  0.5                  6.4                   2.6                  9.5
Dec
2010
Ytd                 6.4                 17.1                  7.5                 31.0
Capital expenditure (US$ million)
Dec 2010 Qtr
3.1
6.2
1.3
10.6
Sep
2010
Qtr                  2.6                   4.0                  1.2                  7.8
Dec
2010
Ytd                  5.7                 10.2                  2.5               18.4
Cash operating costs reconciliation
Total
R’000 unless otherwise stated
Blyvoor
Crown
Ergo
Operations
Total cash costs
Dec 2010 Qtr
272 136
173 879
78 244
524 259
Sep 2010 Qtr
300 597
180 960
89 815
571 372
Dec 2010 Ytd
572 733
354 839
168 059
1 095 631
Movement in gold in process
Dec 2010 Qtr
(6 472)
(79)
(1 776)
(8 327)
Sep 2010 Qtr
(22 560)
(14)
(10 898)
(33 472)
Dec 2010 Ytd
(29 032)
(93)
(12 674)
(41 799)
Less: Assessment rates, rehabilitation and other
Dec 2010 Qtr
2 313
5 859
2 559
10 731
Sep 2010 Qtr
2 272
5 673
(95)
7 850
Dec 2010 Ytd
4 585
11 532
2 464
18 581
Less: Retrenchment costs
Dec
2010
Qtr                    –                      –                    –                     –
Sep
2010
Qtr                     –                      –                    –                     –
Dec
2010
Ytd                    –                      –                    –                     –
Less: Corporate and general administration costs
Dec 2010 Qtr
4 570
4 116
665
9 351
Sep 2010 Qtr
4 782
4 117
460
9 359
Dec 2010 Ytd
9 352
8 233
1 125
18 710
Cash operating costs
Dec 2010 Qtr
258 781
163 825
73 244
495 850
Sep 2010 Qtr
270 983
171 156
78 552
520 691
Dec 2010 Ytd
529 764
334 981
151 796
1 016 541
Gold produced (kg)
Dec 2010 Qtr
1 014
785
361
2 160
Sep 2010 Qtr
942
745
343
2 030
Dec 2010 Ytd
1 956
1 530
704
4 190
Total cash operating costs (R/kg)
Dec 2010 Qtr
255 208
208 694
202 892
229 560
Sep 2010 Qtr
287 668
229 740
229 015
256 498
Dec 2010 Ytd
270 840
218 942
215 619
242 611
Total cash operating costs (US$/oz)
Dec 2010 Qtr
1 145
937
911
1 030
Sep 2010 Qtr
1 216
972
968
1 084
Dec 2010 Ytd
1 179
954
939
1 056
DIRECTORS (*British)(**American)
8